Munder Series Trust

480 Pierce Street

Birmingham, MI 48009

September 25, 2007

VIA EDGAR

Briccio B. Barrientos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Munder Series Trust (the “Registrant”)

Amendment Withdrawal Request (EDGAR Accession No. 0001193125-07-206265)

File Nos. 333-145514 and 811-21294

Dear Mr. Barrientos:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Registrant hereby requests withdrawal of the Post-Effective Amendment No. 1 to its registration statement on Form N-14 (Accession No. 0001193125-07-206265), together with all exhibits filed therewith, filed on September 24, 2007 (the “Amendment”).

The Amendment was inadvertently filed electronically with the Securities and Exchange Commission as a post-effective amendment. No securities have been issued or sold in connection with the Amendment. A new pre-effective amendment for the above captioned filing will be made under a separate Accession number. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (248) 647-9201 ext 1140.

Thank you for your assistance in this matter.

Sincerely,

/s/ Melanie Mayo West

Melanie Mayo West, Assistant Secretary

cc:	Stephen J. Shenkenberg, Esq.

Jane A. Kanter, Esq.